UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of May, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: May 30, 2006                         /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                           NEWS RELEASE - MAY 30, 2006

                  UPDATE ON PHASE IV DRILLING FOR IMA'S NAVIDAD

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) is pleased to announce results from 21 diamond drill holes at its Navidad Silver Project in Patagonia, Argentina, from the Phase IV drilling program that commenced in January of 2006. To date at Navidad IMA has drilled over 53,000 metres, announced the results from 307 diamond drill holes, and defined an Indicated Resource of 305.7 million ounces of silver and 2.9 billion pounds of lead (93.4 million tonnes at 102 g/t silver and 1.41 % lead using a 50 g/t silver equivalent cut-off). Results reported herein include results from the Esperanza Trend and Galena Hill.

Highlights of the drilling at Esperanza Trend include hole NV06-290 with 21.0 metres (m) averaging 272 grams/tonne (g/t) silver including two higher-grade sections of 10.41m averaging 413 g/t silver and 4.43m of 291 g/t silver. Hole NV06-300, also at Esperanza, averaged 800 g/t silver over 2.33m (see Map 1). Phase IV drilling to date has focused on further defining the Calcite NW and Calcite Hill deposits, testing the Esperanza Trend, and as well as infill drilling on Galena Hill for resource estimation purposes and to obtain material for metallurgical testwork.

A portion of the Galena Hill deposit has been drilled on tight centres to allow calculation of the optimal drill spacing to reclassify the current Indicated Resource as a Measured Resource and to collect additional material for metallurgical testing. The final eight holes of this twenty-three hole program are included in this release. As expected, infill drilling at Galena Hill produced long intercepts of silver and lead mineralization. An example of one of the Galena Hill infill holes is NV06-307 with 135m containing 150 g/t silver and
3.99 percent (%) lead with a higher-grade, upper-part of 50.01m, starting at just 26m depth, that contains 350 g/t silver and 7.92 % lead. Similarly hole NV06-302 produced 127.15m averaging 112 g/t silver and 3.18 % lead including a higher-grade interval of 41.56m averaging 183 g/t silver and 5.85 % lead in its upper portion. For convenience, the silver equivalent values including lead have been shown in the table of results. In many cases the lead accounts for as much as half of the potential metal value at Galena Hill (see formula in the foot notes of table for details of the calculation method). With these results now in hand, the technical work of optimizing drill hole spacing and selection of composite metallurgical samples is underway.

Drilling resumed May 15th after a short break. Prior to the break a total of 11,081m in 56 holes were drilled in Phase IV all of which are now reported on with this release.

A summary of collar locations and hole orientations and lengths is available on IMA's website (WWW.IMAEXPLORATION.COM), as is a summary of IMA's rigorous quality-control and quality-assurance procedures. Dr. Paul Lhotka is IMA's "Qualified Person" at the Navidad project and has supervised all aspects of the current technical program and has reviewed the contents of this release.

ON BEHALF OF THE BOARD

/s/Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

NEWS RELEASE                                                            MAY 2006
IMA EXPLORATION INC.                                                      PAGE 2
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For further  information please contact Joseph Grosso,  President & CEO, or Sean
Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

NEWS RELEASE                                                            MAY 2006
IMA EXPLORATION INC.                                                      PAGE 3
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                         TABLE 1. PHASE IV DRILL RESULTS

-------------------------------------------------------------------------------------------------------
                                                                                                (LWA)(3)
                                                            COMPOSITE   (LWA)(2)    (LWA)(2)     EQUIV.
   DDH             LOCATION           FROM         TO        LENGTH      SILVER       LEAD       SILVER
                                    (metres)    (metres)    (metres)(1)   (g/t)        (%)        (g/t)
-------------------------------------------------------------------------------------------------------

NV06-287        Esperanza Trend       56.00       61.37        5.37          74        0.10          78
-------------------------------------------------------------------------------------------------------
NV06-288        Esperanza Trend        none
-------------------------------------------------------------------------------------------------------
NV06-289        Esperanza Trend       46.20       59.00       11.28          23        0.06          25
-------------------------------------------------------------------------------------------------------
NV06-290        Esperanza Trend       83.00      104.00       21.00         272        0.08         276
   including                          83.00       87.43        4.43         291        0.14         296
   and                                93.59      104.00       10.41         413        0.09         417
-------------------------------------------------------------------------------------------------------
NV06-291        Esperanza Trend       75.18       78.63        3.45          70        1.74         139
   and                                92.00       98.00        6.00          71        0.63          96
-------------------------------------------------------------------------------------------------------
NV06-292        Esperanza Trend      131.00      134.00        3.00         222        1.01         262
   and                               153.94      157.17        3.23          80        0.34          94
   and                               165.39      171.15        5.76          35        1.40          91
-------------------------------------------------------------------------------------------------------
NV06-293        Esperanza Trend        none - hole abandoned after failing to reach target
-------------------------------------------------------------------------------------------------------
NV06-294        Esperanza Trend        none - hole abandoned after failing to reach target
-------------------------------------------------------------------------------------------------------
NV06-295          Galena Hill         25.30      107.77       82.47         189        4.23         358
   including                          27.11       51.14       24.03         488        9.69         876
-------------------------------------------------------------------------------------------------------
NV06-296          Galena Hill         62.90      166.28      103.38         106        4.10         270
   including                          95.64      136.56       40.92         159        5.92         396
-------------------------------------------------------------------------------------------------------
NV06-297        Esperanza Trend        none
-------------------------------------------------------------------------------------------------------
NV06-298        Esperanza Trend        none - hole abandoned after failing to reach target
-------------------------------------------------------------------------------------------------------
NV06-299        Esperanza Trend        none
-------------------------------------------------------------------------------------------------------
NV06-300        Esperanza Trend      162.63      194.86       32.23          68        0.66          94
   including                         162.63      175.32       12.69          17        1.59          80
   including                         192.53      194.86        2.33         800        0.15         806
-------------------------------------------------------------------------------------------------------



NEWS RELEASE                                                            MAY 2006
IMA EXPLORATION INC.                                                      PAGE 4
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
                                                                                                (LWA)(3)
                                                            COMPOSITE   (LWA)(2)    (LWA)(2)     EQUIV.
   DDH             LOCATION           FROM         TO        LENGTH      SILVER       LEAD       SILVER
                                    (metres)    (metres)    (metres)(1)   (g/t)        (%)        (g/t)
-------------------------------------------------------------------------------------------------------

V06-301         Esperanza Trend      162.14      168.41        6.27          44        1.94         122
   and                               211.70      214.70        3.00          78        0.79         110
   and                               240.54      243.38        2.84          82        0.01          82
-------------------------------------------------------------------------------------------------------
NV06-302          Galena Hill         35.00      162.15      127.15         112        3.18         239
   including                          76.01      117.57       41.56         183        5.85         417
-------------------------------------------------------------------------------------------------------
NV06-303          Galena Hill         47.00      137.00       90.00          82        2.89         198
   including                          47.00      101.00       54.00         123        4.13         289
   including                          53.00       92.00       39.00         149        4.81         342
-------------------------------------------------------------------------------------------------------
NV06-304          Galena Hill         28.70      126.26       97.56         115        3.58         259
   including                          28.70       82.60       53.90         168        4.89         364
-------------------------------------------------------------------------------------------------------
NV06-305          Galena Hill         41.00      175.15      134.15          66        2.81         178
   including                          41.00      102.70       61.70         104        4.70         292
-------------------------------------------------------------------------------------------------------
NV06-306          Galena Hill         32.00      144.16      112.16         166        6.35         420
   including                          35.00       84.19       49.19         292        9.21         661
-------------------------------------------------------------------------------------------------------
NV06-307          Galena Hill         26.00      161.00      135.00         152        3.99         310
   including                          26.00      119.00       93.00         211        5.22         417
   including                          26.00       76.01       50.01         350        7.92         667
-------------------------------------------------------------------------------------------------------

Notes:
1.   True thickness has not been calculated for these holes.
2.   All length weighted averages (LWA) are "uncut" ie have no grade capping.
3. Silver equivalent calculated using US$6.00/oz silver and $0.35/lb lead. (AgEq = Ag + (%Pb*10,000/250). No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient information is available to do so. This the same method as used in the resource calculation released on February 16, 2006.
4. A complete list of all results to date is available on IMA's website (www.imaexploration.com).


















NEWS RELEASE                                                            MAY 2006
IMA EXPLORATION INC.                                                      PAGE 5
--------------------------------------------------------------------------------



Map 1:  Esperanza Drill Hole Location

[GRAPHIC OMITTED][GRAPHIC OMITTED]

  Omitted graphic is map showing the Esperanza Trend and Galena Hill locations

      Showing approximate results of Holes and lcoations released May 2006
             (not inlcuded in February 16, 2006 Resources Estimate)



       Map may be viewed at the Company's wedsite: www.imaexploration.com